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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No. 5
                    Under the Securities Exchange Act of 1934


                       UNIVERSAL AMERICAN FINANCIAL CORP.
                                (Name of Issuer)


  COMMON STOCK (PAR VALUE $.01 PER SHARE)                 913377107
      (Title of class of securities)                   (CUSIP number)


                            CAPITAL Z PARTNERS, LTD.
                              UNION SQUARE GP, LLC
                        230 PARK AVENUE SOUTH, 11TH FLOOR
                               NEW YORK, NY 10003
                           ATTENTION: MR. CRAIG FISHER
                             TEL NO. (212) 965-0800
   (Name, address and telephone number of person authorized to receive notices and communications)


                               SEPTEMBER 21, 2007
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Capital Z Financial Services Fund II, L.P.

------------------------------------------------------------------------------------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A    (a) [_]
              MEMBER OF A GROUP:                (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       PF, AF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                   Bermuda
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                         13,896,417
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                    13,896,417
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                 13,896,417
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         18.8%

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:                                                   PN

------------------------------------------------------------------------------------------------



                                       2




------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:       Capital Z Financial Services Private Fund II, L.P.

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [_]
              GROUP:                                         (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       PF, AF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                   Bermuda
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                             73,819
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                        73,819
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                     73,819
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                          0.1%

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:                                                    PN

------------------------------------------------------------------------------------------------



                                       3




------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Capital Z Partners, L.P.

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [_]
              GROUP:                                         (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       AF, PF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                   Bermuda
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                         13,970,236
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                    13,970,236
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                 13,970,236
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         18.9%

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:                                                   PN

------------------------------------------------------------------------------------------------

* This page reflects beneficial ownership by Capital Z Partners, L.P. in its capacity as the general partner of Capital Financial Services Fund II, L.P.
and Capital Z Financial Services Private Fund II, L.P.


                                       4




------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Capital Z Partners, Ltd.

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [_]
              GROUP:                                         (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       AF, PF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                   Bermuda
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                         13,970,236
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                    13,970,236
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                 13,970,236
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         18.9%

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:                                                   CO

------------------------------------------------------------------------------------------------


* This page reflects beneficial ownership by Capital Z Partners, Ltd. in its capacity as the general partner of Capital Z Partners, L.P., which is the general partner of Capital Z Financial Services Fund II, L.P. and Capital Z
Financial Services Private Fund II, L.P.



                                       5




------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Capital Z Management, LLC

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [_]
              GROUP:                                         (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       AF, PF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                  Delaware
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                             81,333
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                        81,333
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                     81,333
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                          0.1%

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:                                                    OO

------------------------------------------------------------------------------------------------


* This page includes beneficial ownership of shares issuable to Capital Z
Management, LLC upon exercise of vested stock options.


                                       6




------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Union Square Universal Partners, L.P.

------------------------------------------------------------------------------------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A    (a) [_]
              MEMBER OF A GROUP:                (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       PF, AF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                  Delaware
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                          6,250,000
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                     6,250,000
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                  6,250,000
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                            8%

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:                                                      PN

------------------------------------------------------------------------------------------------


* This page and the following page include beneficial ownership of Common Stock issuable upon conversion of (a) shares of Series B Preferred Stock held by Union
Square Universal Partners, L.P. and (b) shares of Series B Preferred Stock issuable in exchange for shares of Series A Preferred Stock held by Union Square
Universal Partners, L.P.


                                       7




------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Union Square Universal GP, LLC

------------------------------------------------------------------------------------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A    (a) [_]
              MEMBER OF A GROUP:                (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                       PF, AF, OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [_]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                                  Delaware
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                          6,250,000
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:                                                0
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                     6,250,000
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:                                           0

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                  6,250,000
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [_]
              EXCLUDES CERTAIN SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                            8%

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:                                                      OO

------------------------------------------------------------------------------------------------


                          AMENDMENT TO SCHEDULE 13D

      This Amendment No. 5 to Schedule 13D is filed by the undersigned to amend the Statement on Schedule 13D, dated August 10, 1999 (the "Original 13D"), as amended by Amendment No. 1 dated July 18, 2001, Amendment No. 2 dated June 23, 2005, as amended July 12, 2005, Amendment No. 3 dated October 24, 2006, and Amendment No. 4 dated May 7, 2007 ("Amendment No. 4"), relating to the common stock of Universal American Financial Corp.

ITEM 1.     SECURITY AND ISSUER

      The title of the class of equity security to which this Statement on
Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of Universal American Financial Corp., a New York corporation (the "Company"). The address of the Company's principal executive offices is Six International Drive, Suite 190, Rye Brook, New York 10573.

ITEM 2.     IDENTITY AND BACKGROUND

      This Statement is filed by Capital Z Financial Services Fund II, L.P. ("Cap Z Fund II"), Capital Z Financial Services Private Fund II, L.P. ("Cap Z Private Fund II"), Capital Z Partners, L.P. ("Cap Z L.P."), Capital Z Partners, Ltd. ("Cap Z Ltd."), Capital Z Management, LLC ("Cap Z Management"), Union Square Universal Partners, L.P. ("Union Square"), and Union Square Universal GP, LLC ("Union Square GP"). Each of the foregoing entities is sometimes referred to herein as a "Reporting Person" and they are sometimes referred to herein collectively as the "Reporting Persons."

      Each of Cap Z Fund II and Cap Z Private Fund II is a Bermuda limited partnership formed to invest in securities of insurance, financial services and healthcare service companies and other related businesses. Cap Z Fund II historically invests in parallel with Cap Z Private Fund II.

      Cap Z L.P. is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of each of Capital Z Fund II and Cap Z Private Fund II.

      Cap Z Ltd. is a Bermuda exempt company, the principal business of which is serving as the sole general partner of Cap Z L.P.

      Cap Z Management is a Delaware limited liability company, the principal business of which is performing investment management services for Cap Z Fund II and Cap Z Private Fund II.

      Union Square is a Delaware limited partnership formed to invest in securities of insurance, financial services and healthcare service companies and other related businesses.

      Union Square GP is a Delaware limited liability company, the principal business of which is serving as the sole general partner of Union Square.

      The principal business address of each of the Reporting Persons is 230 Park Avenue South, 11th Floor, New York, New York 10003.

      The name and present principal occupation or employment of each director and executive officer of Cap Z Ltd. are as follows:

      Name                          Principal Occupation or Employment
      ----                          ----------------------------------
      Robert A. Spass               Chairman of the Board of Directors
      Bradley E. Cooper             Senior Vice President and Director
      Roland V. Bernardon           Chief Financial Officer and Treasurer
      Craig Fisher                  General Counsel

Each of the above-listed individuals also serves as a director and/or executive officer of Cap Z Management and Union Square GP, in the same capacity as listed above. Each of the above-listed individuals is a citizen of the United States of America. The business address of each of the above-listed individuals is at Cap Z Ltd.'s and Union Square GP's offices, 230 Park Avenue South, 11th Floor, New York, New York 10003.

      During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      See Item 3 of the Original 13D and Item 3 of Amendment No. 4, and Item 4 below, which are incorporated herein by reference.

ITEM 4.     PURPOSE OF TRANSACTION

      See Item 4 of Amendment No. 4, which is incorporated herein by reference.

      On May 15, 2007, the closing of the previously disclosed sale by Cap Z Fund II and Cap Z Private Fund II of an aggregate of 6,250,000 shares of Common Stock, at a purchase price of $20 per share, to Union Square, Lee-Universal Holdings, LLC ("Lee"), and Welsh, Carson, Anderson & Stowe X, L.P. ("WCASX"), occurred. As previously disclosed, 2,083,000 of those shares were purchased by Union Square (the "CapZ Purchase").

      Also on May 15, 2007, the closing under the previously announced "stage 1" Securities Purchase Agreement, dated as of May 7, 2007 (the "First Stage SPA"), among the Company, Union Square, Lee, WCASX and certain affiliates of Perry Corp. ("Perry"), occurred. At that closing, Union Square purchased from the

Company 605 shares of Series A Preferred Stock of the Company and 8,170 shares of Series B Preferred Stock of the Company, at a purchase price of $2,000 per share of Preferred Stock.

      Each share of Series B Preferred Stock is convertible (at the option of the holder thereof or, subject to certain conditions, at the option of the Company) into 100 shares of Common Stock (subject to customary anti-dilution adjustments) and entitles the holder to a number of votes (on all matters on which holders of Common Stock may vote) equal to the number of shares of Common Stock into which such share of Series B Preferred Stock is convertible. Series A Preferred Stock is a non-voting security and is not convertible into shares of Common Stock while owned by Union Square, Lee, WCASX or Perry (the "Initial Holders") or any affiliate of an Initial Holder. However, (A) upon transfer of a share of Series A Preferred Stock to a holder other than an Initial Holder or an affiliate of an Initial Holder, such share of Series A Preferred Stock will automatically convert into 100 shares of Common Stock (subject to customary anti-dilution adjustments), and (B) subject to the satisfaction of various conditions, an Initial Holder of shares of Series A Preferred Stock is entitled to exchange such shares of Series A Preferred Stock for a corresponding number of shares of Series B Preferred Stock.

      On September 18, 2007, (1) the parties to the previously disclosed "stage 2" Securities Purchase Agreement, dated as of May 7, 2007, among the Company and the Initial Holders (the "Second Stage SPA"), and (2) the parties to the previously announced Agreement and Plan of Merger and Reorganization, dated as of May 7, 2007, among the Company, MHRx LLC, MemberHealth Inc. and the other parties thereto (the "Merger Agreement"), placed the respective closing consideration and closing documents for the transactions contemplated thereby into escrow, pending the closing of the transactions.

      On September 21, 2007, the closing under the Second Stage SPA occurred. Under the Second Stage SPA, Union Square purchased from the Company 32,895 shares of Series B Preferred Stock at a purchase price of $2,000 per share of Preferred Stock. Concurrently with the closing under the Second Stage SPA, the closing under the Merger Agreement occurred.

      Pursuant to the Second Stage SPA, the Company, WCASX, Welsh, Carson, Anderson & Stowe IX, L.P. (collectively with WCASX, "WCAS"), Union Square, Cap Z Fund II, Cap Z Private Fund II, Lee, Perry, Mr. Richard Barasch and certain other persons entered into a Stockholders' Agreement (the "Stockholders Agreement"), which Stockholders Agreement became effective upon the closing under the Second Stage SPA. Pursuant to the Stockholders Agreement, from and after the closing under the Second Stage SPA, (i) the Board of Directors of the Company is to consist of thirteen directors, composed as follows: (a) two directors designated collectively by Union Square, Cap Z Fund II and Cap Z Private Fund II, (b) two directors designated by WCAS, (c) one director designated by Lee, (d) one director designated by Perry, (e) the Chief Executive Officer of the Company, and (f) six additional directors who shall each satisfy the criteria for "independent director" under applicable NASDAQ rules; provided that the right of a party to the Stockholders Agreement to designate directors may be reduced or lost if such party no longer holds a certain number of shares of Common Stock (which includes shares of Common Stock underlying Preferred Stock) and (ii) the stockholders party to the Stockholders Agreement agreed to

(A) vote all their shares in favor of election to the Company's Board of Directors of such individuals as the parties to the Stockholders Agreement are entitled to designate from time to time, (B) certain restrictions on their ability to acquire additional shares of Common Stock without the approval of the independent directors of the Company, and (C) grant certain rights of first offer and other rights applicable to certain transfers of their shares in the Company.

      As previously disclosed, Union Square agreed with the Company that Union Square would not transfer any shares acquired pursuant to the CapZ Purchase, or under the First Stage SPA or the Second Stage SPA, in each case, for a period of one year from the date of the applicable acquisition, subject to limited exceptions.

      The descriptions herein of the various agreements and other documents referred to above are qualified in their entirety by reference to the full text of such agreements and documents, which are incorporated herein by reference.

      Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Company's financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities, and (v) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (A) purchase or otherwise acquire additional shares of Common Stock or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, "Company Securities"), in the open market, in privately negotiated transactions or otherwise, (B) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (C) cause Company Securities to be distributed in kind to its investors, (D) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (E) encourage (including, without limitation, through their designees on the Company's board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (i) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing), (ii) changes to the Company's capitalization or dividend policy, or (iii) other changes to the Company's business or structure.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) The responses set forth on rows 7 through 13 of the cover pages of this Statement are incorporated herein by reference.

            The aggregate number of shares of Common Stock that the Reporting Persons, in the aggregate, beneficially own is 20,301,569 shares of Common Stock, which constitutes approximately 26% of the Company's outstanding shares of Common Stock.

            The percentage in the immediately foregoing paragraph is calculated based on a total of 78,084,258 shares of Common Stock outstanding, which (A) includes the number of shares of Common Stock (59,742,258) outstanding as of July 31, 2007 (as stated by the Company in its quarterly report on Form 10-Q for the period ended June 30, 2007), (B) includes 14,175,000 shares of Common Stock issuable by the Company to the former equity holders of MemberHealth at the closing under the Merger Agreement, and (C) assumes the conversion into Common Stock of all shares of Preferred Stock of the Company issued to Union Square, which results in an additional 4,167,000 shares of Common Stock. The calculation of such percentage does not consider any shares of Preferred Stock issued to any investor other than Union Square (or any shares of Common Stock to be issued upon conversion thereof).

            As a result of the matters referred to in Item 4 hereof, the Reporting Persons may be deemed to constitute a "group" (within the meaning of Rule 13d-5(b) under the Act) with the other stockholders of the Company that are party to the Stockholders Agreement and certain of their respective affiliates. As a result, and on that basis, the Reporting Persons may be deemed to beneficially own shares of Common Stock that may be beneficially owned by such persons, including: (i) an aggregate 6,920,500 shares of Common Stock that Perry has advised the Reporting Persons that Perry and/or its affiliates beneficially own, (ii) an aggregate 15,243,825 shares of Common Stock that WCAS has advised the Reporting Persons that WCAS and/or its affiliates beneficially own, (iii) an aggregate 5,250,000 shares of Common Stock that Lee has advised the Reporting Persons that Lee and/or its affiliates beneficially own, (iv) an aggregate 2,794,738 shares of Common Stock that Mr. Richard Barasch has advised the Reporting Persons that he beneficially owns, and (v) an aggregate 2,869,882 shares of Common Stock issuable by the Company pursuant to the Merger Agreement to former equity holders of MemberHealth (other than WCAS) that are party to the Stockholders Agreement. Including all such shares on the foregoing basis, the Reporting Persons may be deemed to be beneficial owners of, in the aggregate, approximately 61% of the outstanding Common Stock. Each of the Reporting Persons disclaims beneficial ownership of shares that may be beneficially owned by any of the persons referred to in clauses (i) through (v) above and any of their respective affiliates, and neither the filing of this Statement nor its contents shall be deemed to constitute an admission to the contrary.

            The percentage in the immediately foregoing paragraph is calculated based on a total of 87,266,458 shares of Common Stock outstanding, which includes (A) the number of shares of Common Stock (59,742,258) outstanding as of July 31, 2007 (as stated by the Company in its quarterly report on Form 10-Q for the period ended June 30, 2007), (B) 14,175,000 shares of Common Stock issuable by the Company to the former equity holders of MemberHealth at the closing under the Merger Agreement, (C) 1,952,700 shares of Common Stock underlying the shares of Series B Preferred Stock issued to the Initial Holders under the First Stage SPA, (D) 10,836,000 shares of Common Stock underlying the shares of Series B

Preferred Stock issued to the Initial Holders under the Second Stage SPA, and
(E) 560,500 shares of Common Stock underlying the shares of Series B Preferred Stock that may be issued by the Company in exchange for shares of Series A Preferred Stock issued to the Initial Holders, other than Perry, under the First Stage SPA, but does not include any shares of Common Stock underlying the shares of Series B Preferred Stock that may be issued by the Company in exchange for shares of Series A Preferred Stock issued to Perry under the First Stage SPA or the Second Stage SPA, which exchange is subject to various conditions.

      (c) See Item 4 above and Item 4 of Amendment No. 4, which are incorporated herein by reference.

      (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      See Item 4 above and Item 4 of Amendment No. 4, and the Exhibits, which are incorporated herein by reference.

      Designees of Reporting Persons (which may include principals, directors and/or officers of one or more of the Reporting Persons) are, and as contemplated by the Stockholders Agreement will be, members of the board of directors of the Company. The Reporting Persons disclaim beneficial ownership of shares of Common Stock that may be beneficially owned by such individuals.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

Exhibit No.  Description
-----------  -----------

7.1         Joint Filing Agreement

7.2* ("First Stage SPA"): Securities Purchase Agreement, dated May 7, 2007, by and among Universal American Financial Corp., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Commitment Fund, L.P. and Perry Commitment Master Fund, L.P.

7.3*+       Restated Certificate of Incorporation of Universal American
            Financial Corp.

7.4* Registration Rights Agreement, dated May 7, 2007, among Universal American Financial Corp. and the other parties named on the signature pages thereto

7.5* ("Second Stage SPA"): Securities Purchase Agreement, dated May 7, 2007, by and among Universal American Financial Corp., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners


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



            International, Inc., Perry Commitment Fund, L.P. and Perry Commitment Master Fund, L.P.

7.6** Stockholders Agreement of Universal American Financial Corp., dated September 21, 2007.

*           Previously filed as an Exhibit to Amendment No. 4.

+ Incorporated by reference to Exhibit 3(i).1 to the Company's Report on Form 8-K filed August 24, 2007.

** Incorporated by reference to Exhibit 4.1 to the Company's Report on Form 8-K filed September 25, 2007.























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



                                   Signatures

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:      September 25, 2007

                              CAPITAL Z FINANCIAL SERVICES FUND II, L.P.
                              By:     Capital Z Partners, L.P., its
                                      General Partner
                              By:     Capital Z Partners, Ltd., its
                                      General Partner
                              By:     /s/ Craig Fisher
                                      -------------------------------------
                                      Name: Craig Fisher
                                      Title: General Counsel


                              CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.
                              By:     Capital Z Partners, L.P., its
                                      General Partner
                              By:     Capital Z Partners, Ltd., its
                                      General Partner
                              By:     /s/ Craig Fisher
                                      -------------------------------------
                                      Name: Craig Fisher
                                      Title: General Counsel


                              CAPITAL Z PARTNERS, L.P.
                              By:     Capital Z Partners, Ltd., its
                                      General Partner
                              By:     /s/ Craig Fisher
                                      -------------------------------------
                                      Name: Craig Fisher
                                      Title: General Counsel


                              CAPITAL Z PARTNERS, LTD.
                              By:     /s/ Craig Fisher
                                      -------------------------------------
                                      Name: Craig Fisher
                                      Title: General Counsel


                              CAPITAL Z MANAGEMENT, LLC
                              By:     /s/ Craig Fisher
                                      -------------------------------------
                                      Name: Craig Fisher
                                      Title: General Counsel


                              UNION SQUARE UNIVERSAL PARTNERS, L.P.
                              By: UNION SQUARE UNIVERSAL GP, LLC, its General
                                  Partner
                              By:     /s/ Craig Fisher
                                      -------------------------------------
                                      Name: Craig Fisher
                                      Title: General Counsel

                              UNION SQUARE UNIVERSAL GP, LLC
                              By:     /s/ Craig Fisher
                                      -------------------------------------
                                      Name: Craig Fisher
                                      Title: General Counsel

























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